APPENDIX

                          THE SIEBELS BRUCE GROUP, INC.

                             REPORT ON FORM 10-Q FOR
                        QUARTER ENDED SEPTEMBER 30, 1995

                          PART I. FINANCIAL INFORMATION

                 Item 2. Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

The interim financial statements in Item 1 are unaudited, but in the opinion of management, reflect all adjustments necessary for fair presentation of results for such periods. All such adjustments are of a normal recurring nature. The results of operations for any interim period are not necessarily indicative of results for the full year. These financial statements should be read in conjunction with the financial statements and notes thereto contained in the Company's annual report Form 10-K for the year ended December 31, 1994.

The following table indicates the more significant financial comparisons with the applicable prior periods (dollars shown in thousands, except per share amounts):

                                                September 30,     December 31,
FINANCIAL CONDITION                                1995               1994
                                             ----------------     -----------

Total investments                                    $ 50,577         $ 61,868

Total assets                                          225,424          255,935

Total liabilities                                     217,888          255,285

Shareholders' equity                                    7,536              650



   Per Share                                             0.45             0.05

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

                                                Nine Months Ended
                                                  September 30,           Third Quarter

RESULTS OF OPERATIONS                           1995        1994         1995         1994
                                              -------     --------     --------     ------
Operating revenues
  Insurance
    Commission and service income            $ 17,397    $ 20,671    $  6,312   $  7,106
    Premiums earned                             8,670      13,753       3,045      4,318
  Net investment and other interest income      3,488       5,579       1,137      1,960
  Realized gains (losses) on investments           35      (2,175)         --     (3,405)
  Other income                                    815       2,260           9        329

Total operating revenues                     $ 30,405    $ 40,088    $ 10,503   $ 10,308

Net income (loss)                            $   (475)   $  4,051    $  1,284   $  3,271
 Per share                                   $  (0.03)   $   0.41    $   0.08   $   0.23




                              Results of Operations

The Company had net income during the third quarter of 1995 of $1.3 million compared to $3.3 million for the third quarter of 1994. While revenues (excluding realized losses on investments) have decreased 23.4%, expenses
(policy acquisition and other operating costs and expenses, combined) have decreased 43.1%. The decrease in revenues is related to the Company ceasing to write any voluntary business that would be retained by the Company. Additionally, the Company has seen commission and service income decrease as its participation in the South Carolina Reinsurance Facility decreased effective October 1, 1994. The Company has seen expenses decrease steadily during 1995 and expects this trend to continue as all expenses are reviewed to find ways to implement further reductions. The third quarter of 1994 includes a non-recurring reduction to losses and loss adjustment expenses ("LAE") in the amount of $6.1 million. On September 30, 1994, the Company satisfied its obligation with respect to all outstanding and future claims estimated at $22.2 million associated with the Company's participation in the National Workers' Compensation Reinsurance Pool ("NCCI") for a cash payment of $16.2 million. The settlement reduced losses and LAE incurred.

The nine months ended September 30, 1995 reflect a net loss of $.5 million compared to net income of $4.1 million in 1994. As discussed above, the Company continues to see expenses drop at a faster rate than revenues. However, the effects of these reductions have only begun to help reduce losses during the second and third quarters. The Company expects the continued efforts of management and all employees to result in additional expense reductions in future quarters. The nine months ended September 30, 1994 includes reductions to losses and LAE incurred with a net effect of $3.3 million increase to net income. The NCCI commutation, discussed above, decreased losses and LAE by $6.1 million. In the second quarter of 1994, the Company settled pending arbitration related to certain reserves that resulted in an increase to losses and LAE incurred in the amount of $2.9 million. Net realized investment losses of $3.4 million were recognized in the third quarter of 1994. The nine months ended September 30, 1994 reflected net realized losses of $2.2 million. The losses are due to sales of securities in the second and third quarter to provide operating cash, commute the workers' compensation reserves and to settle the arbitration dispute.

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At December  31,  1994,  three  groups of  independant  actuaries  reviewed  the
Company's reserves at the request of management. The result of this was additional reserve strengthening recorded in the fourth quarter of 1994. Since then, management has been monitoring the development on these reserves and believes that reserves remain adequate at this time. This belief was confirmed by an independant review of reserves at June 30, 1995. In an area that historically had proven troublesome in the past, the Company's West Coast business terminated in 1986, the Company is seeing favorable development. The trends for the past eighteen months have shown decreased legal expenses, decreases in new claims reported and lower severity in these claims than in the past.

Net investment income for the third quarter of 1995 was $1.1 million, compared to $2.0 million for the same quarter in 1994. The nine months ended September 30, 1995 also reflects a decrease of $2.1 million when compared to 1994. These decreases are related to the decrease in the investment portfolio as a result of large bond sales in the third and fourth quarter of 1994.



Other income for the nine months ended September 30, 1995 includes a settlement received on litigation the Company was involved in for several years. Also included in other income is a gain on the sale of certain assets of Forest Lake Travel Service, Inc. This subsidiary has been dissolved as it is no longer a part of the Company's operating plans. In addition to the revenues of operations discontinued in 1995, other income in 1994 includes a $.6 million gain in connection with the sale of the assets of the Company's premium financing subsidiary.

The 1995 provision for taxes on income from operations was $72,000 for the nine months and $61,000 for the quarter. These charges resulted from the tax limitations on offsetting the Company's net operating loss carryforwards against state income taxes and certain life insurance taxable income. The Company's tax net operating loss carryforward at September 30, 1995 is approximately $93 million and a capital loss carryforward of approximately $5 million.

                         Capital Resources and Liquidity

The investment portfolio at September 30, 1995 was $50.6 million, compared to $61.9 million at the end of 1994. Shareholders' equity at September 30, 1995 was $7.5 million ($0.45 per share), compared to $.6 million ($.05 per share) at December 31, 1994. This increase is due to proceeds received from a rights offering in the first quarter of 1995 and increases in the market value of the Company's investment portfolio. The increase in the market value of the Company's bond and stock portfolio resulted in an unrealized gain of $.1 million in the third quarter and $2.0 million for the nine months.

Cash used in operations during the first nine months of 1995 was $18.5 million, compared to $29.2 million in 1994. The outflows in both periods were due to reduced premium volume and the payment of claims for the three months. The 1994 outflow also includes large cash payments resulting from the two settlements discussed previously. While additional cash drain is anticipated in 1995, the expected amount is less than the $16.4 million of cash and short-term investments held at September 30, 1995. Hence, no unplanned sales of securities from the investment portfolio are anticipated during 1995.

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Cash provided from  financing  activities  includes the proceeds from the rights offering and $2 million of debt incurred by the Company in the form of a promissory note executed in the favor of the investors currently holding approximately 49% of the Company's stock. The proceeds of this note were contributed directly to the capital of South Carolina Insurance Company.





                            PART I. OTHER INFORMATION

Item 6. Exhibits and Reports on Form 8-K

(b)  Reports on Form 8-K

On July 18, 1995, Form 8-K was filed reporting projected second quarter results at the request of the National Association of Security Dealers.

On July 25, 1995, Form 8-K was filed reporting a projected balance sheet for the period ended June 30 ,1995 at the request of the National Association of Security Dealers.





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